02052471

P.E.
8/27/02

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**
**FORM 6-K**
**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**



0-17791

For the 27th day of August, 2002

**Twin Mining Corporation**
(Translation of Registrant's Name Into English)
**1250 – 155 University Ave., Toronto, Ontario, M5H 3B7**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __✓__ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______



## GENERAL INSTRUCTIONS

### A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

### B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or

**TWIN MINING CORPORATION**
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

**SECOND QUARTER REPORT For the six months ended June 30, 2002**
**Interim Report to Shareholders**

## Highlights

Twin Mining is very pleased with the progress made during this period. The Board of Directors approved Phase 1 of a C$10 million exploration budget for the Jackson Inlet property. Work on Phase 1 (C$1.7 million) is underway. Phase 1 exploration will consist of ground magnetometer surveys, soil sampling, gravity and core drilling on 12 magnetometer anomalies previously identified.

Reported results from the examination of the 869 diamonds extracted from the six mini-bulk samples taken from the Freightrain pipe were very encouraging. Diamond Trading N.V. of Antwerp, Belgium, who carried out the examination stated: "The quality profile of the diamonds of the present sample is consistent with the sample reported previously. Notable is the high colour and purity grading of the sawable and makeable stones and the absence of boart, rejection, cubes and coated. " Grade modeling on these diamonds, performed by AMEC E & C Services Limited, produced significantly higher projected diamond grades compared to recovered grades, up to 0.5 ct/tonne. Twin Mining plans further testing of the Freightrain pipe and Cargo1 pipe. Earlier sampling on Freightrain covered only one-half percent of the total surface area and produced very encouraging results.

Processing of the TORNGAT kimberlite samples was completed and the results of the diamond analysis, performed by AMEC E & C Services Limited, will be announced as soon as they are available.

The Company reactivated the Atlanta Gold Mine located in Idaho, USA and is advancing the project toward completion of a bankable feasibility study. During the quarter, the Company retained Montgomery, Watson, Harza ("MWH") from Boise, Idaho to carry out an environmental audit of existing environmental baseline data for the project to establish the project priorities. The Company believes these initiatives will substantially increase the value of its Gold assets.

The Company completed a number of presentations and a conference call during the quarter to highlight the attractiveness of Twin Mining as an investment. Twin Mining was also a presenter at the World Diamond Conference held on June 17 – 18, 2002 in Vancouver.

Twin Mining is in a strong financial position with nearly $ 1 million in cash on hand, no debt and management anticipates a strengthening in the gold and diamond markets.

### Jackson Inlet / Baffin Island – Exploration

Diamond Quality Examination

The diamonds recovered from six mini-bulk samples, totaling 228 tonnes, during the first Quarter were examined by Diamond Trading N.V. of Antwerp, Belgium. There are 869 diamonds of +0.85 mm size, weighing 46.208 carat. Mr. Daniel DeBelder of Diamond Trading N.V. summarized the results of his examination as follows:

"The quality profile of the diamonds of the present sample is consistent with the sample reported previously (see press release of July 18, 2001). Notable is the high colour and purity grading of the sawable and makeable stones and the absence of boart, rejection, cubes and coated. As before, the better quality diamonds are rounded rather than angular, giving a high yield after polishing (recovery of polished as a percentage of rough). Compared to the previous sample, larger, top quality diamonds are present and more small diamonds were recovered.
Noteworthy is the even distribution of the higher quality diamonds across the better size range, with a stronger bias in the larger sizes. (Conversely there is a bias to lower quality in the very small sizes, i.e smaller than .05ct)

In terms of value, the gem quality sawable and makeable diamonds represent 89% of total value."

Mr. Daniel De Belder is President of Diamond Trading N.V. of Antwerp, Belgium and a Member of the Diamond Exchange - Antwerp Diamond Club. Diamond Trading N.V. is a minority shareholder of Twin Mining Corporation.

Grade Modeling

The results of diamond grade modeling by AMEC E & C Services Limited on the diamonds recovered from the mini-bulk samples were very encouraging. The modeling projects significantly higher projected diamond grades compared to recovered grades, up to 0.5 ct/tonne.

Land Position

Twin Mining recognized geological features and regional structures that control the Freightrain and Cargo1 pipes and applied this knowledge to areas on the Brodeur Peninsula surrounding our existing claims. As a result 32 new claims were staked on discreet kimberlite targets bringing the 100% owned land holdings to 111 claims on 989 sq.km.

Research Report

According to a Technical Paper, principally researched and authored by Dr. Bruce Jago from Lakefield Research Limited, published in May 2002 in the CIM Bulletin, Twin Mining discovered on the Brodeur Peninsula of Baffin Island a new kimberlite province. The diamond indicator mineral chemistry according to that research is very favourable.

**TORNGAT / Ungava Quebec – Exploration**

Processing and analysis of twelve 300kg kimberlite samples from the 4.5km section TORNGAT North of the TORNGAT dyke system are expected to be completed during the third quarter 2002.

Discussions with several potential joint venture partners on this very promising project are ongoing.

**Atlanta / Idaho, U.S.A. – Gold Mine**

During the quarter, the price per ounce of gold rose to nearly U.S.$330.- , its highest level since September 1997. At these gold price levels the Atlanta Gold Project has very attractive economics with a site cash cost of U.S.$157/oz of gold. Twin Mining is in a fortunate position to be the 81.3% owner and operator of Atlanta, located in the mining friendly state of Idaho. The project is in the advanced development stage.

The Company examined the critical path items and retained during the quarter MWH from Boise, Idaho to perform an environmental audit of the existing environmental baseline data for Atlanta. The results of this audit are expected early in the third quarter and are important to establish the project priorities.

The tree planting program on the West Tahoma patented claim has been completed during the period and we will be reimbursed 50% of our expenditures by the USDA Soil Conservation Service.

Environmental monitoring of the 900 level effluent continued on a monthly basis.

**South East Asia – Exploration**

The Layuh property in Indonesia remained on care and maintenance during the quarter.

**Outlook**

The Corporation has a sound balance sheet with nearly $1 million in cash and the market for both of its commodities, gold and diamonds, gaining strength.

As a result of the increased gold price, Twin Mining, through its 100% owned Atlanta Gold Corporation of America, is preparing for a core drilling program comprising 16 holes totaling 1669 meters (5475 feet) of PQ (85 mm) diameter to obtain sufficient fresh gold ore for a series of gold leach tests. The results from these leach tests become the input for the bankable feasibility study and the operating plan for the DEIS.

Phase1 of the Jackson Inlet 2002 Diamond Exploration Program is in progress to explore the 12 other MAG anomalies. Results will be announced as soon as they are available.

On the TORNGAT project, further potential high-grade dyke sections will be identified through surface sampling and their continuity at depth will be explored by drilling fans of core holes. Discussions are underway with several potential Joint Venture partners to accelerate the advancement of this very significant diamondiferous dyke system.

The advancement and positive results achieved on the Jackson Inlet and TORNGAT properties (100% owned by Twin Mining) and the reactivation of the 81.3% owned Atlanta Gold Project have added significant value to the Corporation. Management is continuing with its effort to penetrate the market to attain the recognition of the exceptional shareholder value created.

## ***Management Discussion and Analysis***

*The following interim management discussion and analysis should be read in conjunction with the interim consolidated financial statements and the corresponding notes.*

**Financial Summary**

During the second quarter of 2002, the Company spent $642,000 (compared to $1,293,000 for the same period in 2001), primarily as follows: a) invested $303,000 (compared to $1,133,000 for the same period in 2001) in our mineral properties (see "*Capital Expenditures*" below); and b) incurred $243,000 (compared to $223,000 for the same period in 2001) from second quarter operations.

Also, in connection with the Company's flow-through share financing, completed in May 2000, total Part XII.6 tax payable to the Federal Government in 2001 was paid in 2002. No further Part XII.6 tax was payable after fiscal 2001 (see "*Results of Operations*" below).

The Quebec Ministry of Natural Resources approved a grant for $75,000 through its Exploration Assistance Program, which was received in July 2002.

The Company is currently completing a private placement financing.

For the first six months of 2002, mineral property expenditures were $670,000 (compared to $2,004,000 for the same period in 2001). The reasons for the higher costs in 2001 are primarily the result of: a) more extensive sampling programs and analysis of kimberlite being performed on both of the Company's diamond properties located on Jackson Inlet, Baffin Island ("Jackson") and on TORNGAT, Ungava Bay, Quebec ("TORNGAT"); and b) an air-borne geophysical survey being carried out on Jackson.

Cash flow used in operations during the first six months of 2002 was similar to cash flow used in operations for the same period in 2001, except for the Part XII.6 taxes incurred in 2001, and higher interest income accrued in 2001.

Working capital declined in the first six months of 2002 primarily because more than $371,000 was paid to suppliers.

**Capital Expenditures**

During the second quarter of 2002, the Company's expenditures on its mineral properties consisted largely of staking additional mineral claims at Jackson and ongoing processing and analysis of kimberlite samples carried out by Lakefield Research Limited ("Lakefield") in connection with the 228-tonne mini-bulk sample excavated and 545 metres of kimberlite core drilled in 2001.

Total expenditures made during the second quarter were $302,558 (compared to $1,133,311 incurred during the same period in 2001). Of this total, $248,595 related to the cost of the new mineral claims staked on Jackson. This compares with $1,023,571 spent on the sampling and geophysical programs for the same period last year.

Expenditures on TORNGAT consisted of processing and analyzing twelve 300kg samples, nine of which were collected in September 2001. Expenditures on TORNGAT were $13,323 for the quarter, (compared to $110,562 spent during the same period in 2001).

Annual advance royalties of US$55,000 were paid to the lessors of our Atlanta Gold property, located in Idaho, USA ("Atlanta Gold") during the quarter. Total costs incurred on Atlanta Gold during the second quarter were $115,640 (compared to $111,450 for the same period in 2001). The Company received insurance proceeds of $113,235 in the second quarter of 2001.

The Company's gold property in Kalimantan, Indonesia, remains on care and maintenance, awaiting a sustained improvement of the economic and political climate in that country.

*Results of Operations*

General and administrative costs incurred during the second quarter of 2002 were $247,359 (compared to $293,629 during the same period in 2001). The reasons for the difference are primarily: a) Part XII.6 tax payable in 2001 was $95,486, of which, $80,315 was paid in 2002. No Part XII.6 tax has been incurred in 2002; and b) higher investor relations costs, totaling $65,387, incurred in the second quarter of this year in connection with the current financing (compared to only $5,096 incurred during the same period in 2001).

Interest income of $3,694 was earned in the second quarter of 2002 compared to $68,612 earned during the same quarter last year, due to lower cash on hand in 2002.

*Outlook and Uncertainties*

Financial results continue to be closely tied to the external economic and industry factors as outlined in the annual MD&A.

Hermann Derbuch
Chairman, President & CEO

Toronto, August 27, 2002

# TWIN MINING CORPORATION

## Consolidated balance sheets

| (Canadian dollars) | (unaudited) June 30 2002 $ | (audited) December 31 2001 $ |
|---|---|---|
| **Assets** | | |
| *Current Assets* | | |
| Cash | 939,532 | 2,546,591 |
| Receivables *(note 5)* | 107,562 | 36,317 |
| Prepaid expenses | 92,134 | 79,586 |
| Supply inventory | 156,639 | 156,639 |
| | 1,295,867 | 2,819,133 |
| *Mineral Properties* | | |
| Jackson Inlet Diamond Property | 5,037,038 | 4,464,490 |
| Torngat Diamond Property | 3,261,289 | 3,305,436 |
| Atlanta Gold Property, Idaho, USA | 13,681,221 | 13,545,351 |
| Indonesia properties | 1,437,997 | 1,432,299 |
| *Fixed Assets* | 29,945 | 42,189 |
| ***Total assets*** | 24,743,357 | 25,608,898 |
| ***Liabilities*** | | |
| *Current liabilities* | | |
| Accounts payable and accrued liabilities | 508,470 | 879,829 |
| ***Shareholders' equity*** | | |
| *Authorized - Unlimited common shares (note 3)* | | |
| *Outstanding - 73,404,344 shares (2001 - 70,434,373), beginning of year* | 44,964,961 | 44,077,818 |
| *Issued - Nil shares (2001 - 2,969,971) during the period, net of share issue costs of Nil (2001 - ($18,297))* | - | 887,143 |
| | 44,964,961 | 44,964,961 |
| *Accumulated deficit* | -20,730,074 | -20,235,892 |
| | 24,234,887 | 24,729,069 |
| ***Total liabilities and shareholders' equity*** | 24,743,357 | 25,608,898 |

## Consolidated statements of loss and deficit

| | (unaudited) Three months ended June 30 2002 $ | (unaudited) Three months ended June 30 2001 $ | (unaudited) Six months ended June 30 2002 $ | (unaudited) Six months ended June 30 2001 $ |
|---|---|---|---|---|
| Interest income | 3,964 | 68,612 | 10,957 | 135,257 |
| Other *(note 2)* | - | 3,846 | - | 51,450 |
| | 3,964 | 72,458 | 10,957 | 186,707 |
| **General and administrative expenses :** | | | | |
| Salaries | 100,736 | 98,937 | 204,525 | 181,677 |
| Professional fees | 24,368 | 28,218 | 53,030 | 40,894 |
| Investor relations | 65,367 | 5,096 | 169,987 | 165,877 |
| Administrative and office | 41,515 | 150,438 | 43,701 | 205,603 |
| Travel | 8,939 | 4,911 | 20,016 | 9,358 |
| Depreciation | 6,421 | 6,029 | 12,657 | 11,777 |
| | 247,346 | 293,629 | 503,916 | 615,186 |
| Loss / (gain) from foreign exchange translation | 13 | 1,456 | 1,223 | 6,878 |
| | 247,359 | 295,085 | 505,139 | 622,064 |
| ***Loss for the period*** | 243,395 | 222,627 | 494,182 | 435,357 |
| ***Accumulated deficit, beginning of period*** | 20,486,679 | 18,343,875 | 20,235,892 | 18,131,145 |
| ***Accumulated deficit, end of period*** | 20,730,074 | 18,566,502 | 20,730,074 | 18,566,502 |
| Weighted average number of shares outstanding : | 73,404,344 | 71,724,643 | 73,404,344 | 71,724,643 |
| **Loss per share** | 0.003 | 0.003 | 0.007 | 0.006 |

*These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2001 Annual Report.*

# TWIN MINING CORPORATION

## Consolidated Statements of Cash Flow

| (Canadian dollars) | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
|---|---|---|---|---|
| | Three months ended June 30 | | Six months ended June 30 | |
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| ***CASH FLOW FROM (USED FOR):*** | | | | |
| *Operating activities* | | | | |
| Loss for the period | -243,395 | -222,627 | -494,182 | -435,357 |
| Add (deduct) items not involving cash: | | | | |
| Depreciation & amortization | 6,421 | 6,029 | 12,657 | 11,777 |
| Decrease in non-cash working capital | -101,590 | -72,925 | -455,152 | 150,550 |
| | -338,564 | -289,523 | -936,677 | -273,030 |
| *Financing activities* | | | | |
| Proceeds from share subscription | - | 397,734 | - | 379,437 |
| Less: Share issue costs | - | -265,047 | - | 18,297 |
| | - | 132,687 | - | 397,734 |
| *Investing activities* | | | | |
| Capital asset additions | -413 | -2,757 | -413 | -4,197 |
| Mineral property expenditures | | | | |
| Jackson Inlet Diamond Property | -248,595 | -1,023,571 | -572,548 | -1,298,969 |
| Torngat Diamond Property | 61,677 | -110,563 | 44,147 | -396,912 |
| Atlanta Gold Property, Idaho, USA | -115,640 | 1,785 | -135,870 | -30,722 |
| Indonesia Gold properties | - | -962 | -5,698 | -277,808 |
| | -302,971 | -1,136,068 | -670,382 | -2,008,608 |
| ***Decrease in cash*** | -641,535 | -1,292,904 | -1,607,059 | -1,883,904 |
| ***Cash, beginning of period*** | 1,581,067 | 6,456,004 | 2,546,591 | 7,047,004 |
| ***Cash, end of period*** | 939,532 | 5,163,100 | 939,532 | 5,163,100 |

*These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2001 Annual Report.*

## Notes to interim consolidated financial statements

### 1. UNAUDITED INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements of Twin Mining Corporation (formerly Twin Gold Corporation) (the "Company") have been prepared by the Company without audit and in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements. Due to the cyclical nature of mining, especially in the high Arctic, investing and operating results for the quarter ended June 30, 2002 are not necessarily an indication of the results that may be expected for the full fiscal year ended December 31, 2002. These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and the accompanying notes included in the 2001 Annual Report.

### 2. GOLD CALL OPTIONS

On May 11, 2001, the gold call options for 15,000 ounces, sold for proceeds of US$243,000, and 20,000 ounces, purchased for US$128,000, expired, and a mark to market gain on the gold call option contracts of $51,450 was recorded as income in 2001.

### 3. CAPITAL STOCK

Following the continuance into the province of Ontario on March 15, 2000, the Company's authorized capital consists of an unlimited number of common shares, an unlimited number of first preference shares, issuable in series and an unlimited number of second preference shares, issuable in series. As of August 20, 2002, there are 73,404,344 common shares outstanding and stock options to purchase an aggregate of 4,150,000 common shares of the Company.

### 4. STOCK OPTIONS

The Company issues stock options from time to time to its directors, officers, employees and consultants. No compensation expense is recognized for these options when issued to its directors, officers, employees and consultants. All monies paid by directors, officers, employees and consultants upon the exercise of stock options is credited to share capital.

### 5. SUBSEQUENT EVENT

During the second quarter, the Quebec Ministry of Natural Resources approved a $75,000 grant in connection with its Exploration Assistance Program. The grant was received in July 2002.

On July 10, 2002, the Company entered into a private placement transaction with Kingsdale Capital Partners Inc ("Kingsdale"). The Company proposes to issue up to 4,000,000 flow-through share units at a price of $0.50 per unit and up to 4,000,000 common share units at a price of $0.50 per unit. Each flow-through share unit consists of one flow-through share plus half a common share purchase warrant ("Warrant"). Each common share unit consists of one common share plus one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $1.00 per share for a period of two years. Kingsdale, as agents, will receive a 7% commission on gross proceeds plus agent warrants equal to 10% of the number of units sold. Each agent warrant entitles the holder to acquire one common share at a price of $0.50 per share for a period of two years..

### 6. COMPARATIVE FIGURES

Certain comparative figures may have been reclassified to conform with the presentation adopted in the current period.

**TWIN MINING CORPORATION**
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

## TWIN MINING REPORTS SECOND QUARTER RESULTS
## Freightrain yields high quality diamonds. Modeled grade up to 0.5 ct/tonne.

**Toronto, Ontario, (August 27, 2002)** – Twin Mining Corporation ("Twin Mining") (TWG:TSX) is very pleased with the progress made during this period. The Board of Directors approved Phase 1 of a C$10 million exploration budget for the Jackson Inlet property. Work on Phase 1 (C$1.7 million) is underway. Phase 1 exploration will consist of ground magnetometer surveys, soil sampling, gravity and core drilling on 12 magnetometer anomalies previously identified.

Reported results from the examination of the 869 diamonds extracted from the six mini-bulk samples taken from the Freightrain pipe were very encouraging. Diamond Trading N.V. of Antwerp, Belgium, who carried out the examination stated: "The quality profile of the diamonds of the present sample is consistent with the sample reported previously. Notable is the high colour and purity grading of the sawable and makeable stones and the absence of boart, rejection, cubes and coated. " Grade modeling on these diamonds, performed by AMEC E & C Services Limited, produced significantly higher projected diamond grades compared to recovered grades, up to 0.5 ct/tonne. Twin Mining plans further testing of the Freightrain pipe and Cargo1 pipe. Earlier sampling on Freightrain covered only one-half percent of the total surface area and produced very encouraging results.

Processing of the TORNGAT kimberlite samples was completed and the results of the diamond analysis, performed by AMEC E & C Services Limited, will be announced as soon as they are available.

The Company reactivated the Atlanta Gold Mine located in Idaho, USA and is advancing the project toward completion of a bankable feasibility study. During the quarter, the Company retained Montgomery, Watson, Harza ("MWH") from Boise, Idaho to carry out an environmental audit of existing environmental baseline data for the project to establish the project priorities. The Company believes these initiatives will substantially increase the value of its Gold assets.

The Company completed a number of presentations and a conference call during the quarter to highlight the attractiveness of Twin Mining as an investment. Twin Mining was also a presenter at the World Diamond Conference held on June 17 – 18, 2002 in Vancouver.

Twin Mining is in a strong financial position with nearly $ 1 million in cash on hand, no debt and management anticipates a strengthening in the gold and diamond markets.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec, also holds a gold mining project in Idaho, United States of America.

For further information contact:
Hermann Derbuch, P.Eng.
Chairman, President & CEO

Tel.: (416) 777-0013
Fax: (416) 777-0014
E-mail: info@twinmining.com

Please contact the Company to receive detailed quarterly financial statements if desired (Tel.: (416) 777-0013) and please visit our web-site: www.twinmining.com for updates.

officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed
to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

**C. Preparation and Filing of Report.**

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

**D. Translations of Papers and Documents Into English.**

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Twin Mining Corporation**
(Registrant)

Date August 27, 2002

Hermann Derbuch
Chairman, President & CEO

❶ Print the name and title of the signing officer under his signature